June 4, 2024

VIA EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	PTL Limited (CIK No. 0002016337)

Draft Registration Statement on Form F-1 Submitted May 9 2024

Response to the Staff’s Comments Dated May 23, 2024

Dear Ms. Chaudhry, Mr. Gorsky, Ms. Hayes, Mr. Jones:

As counsel for PTL Limited (the “Company”) and on its behalf, this letter is being submitted in response to the letter dated May 23, 2024 from the U.S. Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Draft Registration Statement on Form F-1 submitted on May 9, 2024. Concurrently with the submission of this letter, we hereby transmit, via EDGAR, an amended Draft Registration Statement on Form F-1 (“Form F-1”) for filing with the Commission, which has been revised to reflect the Staff’s comments as well as certain other updates to the Form F-1.

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment. Page references below in the Company’s responses are to the page numbers in Form F-1. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Form F-1.

Draft Registration Statement on Form F-1

Conventions That Apply to This Prospectus, page iii

1.	We note your response to prior comment 1 and your revised disclosure on page iii. It continues to appear that you are disclaiming liability for statements related to the accuracy of current and/or past market data. Please revise your disclosure to delete the statement that neither you, the Underwriters nor any other party involved in the offering makes any representation as to the accuracy of information included in your registration statement.

RESPONSE: In response to the Staff’s comment, we have revised the discussion on page iii, Conventions That Apply to This Prospectus and page 64, to delete the statement that neither the Company, the Underwriters nor any other party involved in the offering makes any representation as to the accuracy of information included in our registration statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 61

2.	We note your revised disclosure in response to prior comment 6 regarding the impact to your operations upon the acquisition of vessels. Please discuss the basis of why you expect lower costs of marine fuel through direct purchases will more than offset the effects of additional costs of vessel ownership and competitive pricing such that your gross profit margin will increase and your profit level will be maximized. Also, discuss the impacts on working capital and operating cash flows regarding the purchase of fuel inventory and additional costs of vessel ownership in advance of collection of associated revenues.

RESPONSE: In response to the Staff’s comment, we have revised page 61, to discuss the basis of why we expect lower costs of marine fuel through direct purchases will more than offset the effects of additional costs of vessel ownership and competitive pricing, and to discuss the impacts on working capital and operating cash flows regarding the purchase of fuel inventory and additional costs of vessel ownership in advance of collection of associated revenues.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact the Company’s securities counsel William S. Rosenstadt, Esq., Mengyi “Jason” Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Very truly yours,

/s/ Mengyi “Jason” Ye
Mengyi “Jason” Ye

Direct dial: +1 (973) 931-2036